2000 PENNSYLVANIA AVE., NW WASHINGTON, D.C. 20006-1888 TELEPHONE: 202.887.1500 FACSIMILE: 202.887.0763 WWW.MOFO.COM

MORRISON FOERSTER LLP

NEW YORK, SAN FRANCISCO,

LOS ANGELES, PALO ALTO,

SACRAMENTO, SAN DIEGO,

DENVER, NORTHERN VIRGINIA,

WASHINGTON, D.C.

TOKYO, LONDON, BERLIN, BRUSSELS,

BEIJING, SHANGHAI, HONG KONG,

SINGAPORE

July 30, 2015

BY EDGAR AND COURIER

Ms. Sonia Gupta Barros

Ms. Erin E. Martin

Mr. Mark Rakip

Mr. Eric McPhee

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MedEquities Realty Trust, Inc. Amendment No. 3 to Draft Registration Statement on Form S-11 Submitted June 15, 2015 CIK No. 0001616314

Dear Ms. Barros and Ms. Martin and Messrs. Rakip and McPhee:

This letter is submitted on behalf of MedEquities Realty Trust, Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated June 29, 2015 (the “Comment Letter”) with respect to the Company’s Amendment No. 3 to the draft Registration Statement on Form S-11, which was submitted confidentially by the Company to the Commission on June 15, 2015 (“Amendment No. 3”). The Company is concurrently submitting confidentially Amendment No. 4 to the draft Registration Statement on Form S-11 (“Amendment No. 4”), which includes changes to Amendment No. 3 in response to the Staff’s comments. We have enclosed with this letter a marked copy of Amendment No. 4, which reflects all changes to Amendment No. 3.

For your convenience, the Staff’s comment set forth in the Comment Letter have been reproduced in bold and italics herein with response immediately following the comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comment refer to Amendment No. 3, and page references in the response below refer to Amendment No. 4. Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment No. 4.

Financial Statement Schedules

Schedule IV, page F-50

1.	We note your response to prior comment 8 and the provided Schedules III and IV. Please provide for us a reconciliation of the carrying amount of mortgages provided and the amount of mortgage notes receivable, net as disclosed on your consolidated balance sheets. In addition, please disclose the aggregate cost for Federal income tax purposes for your mortgage notes receivable in accordance with endnote 8 to Rule 12-29 of Regulation S-X.

Response to Comment No. 1

In response to the Staff’s comment, the Company has provided the following table, which reconciles the individual loan balances as presented in Schedule IV to balances that comprise the mortgage notes receivable, net presented in the Company’s consolidated balance sheet as of December 31, 2014 (amounts in thousands):

		GAAP Adjustments
	Carrying Amount as Shown on Schedule IV	Closing Fees Received	Accumulated Amortization of Closing Fees Received	Amount on Consolidated Balance Sheet
Amarillo, Texas – rehabilitation hospital	$18,000	$(180)	$5	$17,825
Springfield, Massachusetts – rehab hospital	10,000	(100)	2	9,902
Lakeway, Texas – acute care hospital	50,000	—	—	50,000

	$78,000	$(280)	$7	$77,727

The Company has presented the contractual amount outstanding for each mortgage loan in the “Carrying Amount of Mortgages” column on Schedule IV. The difference between the carrying amount of mortgages included on Schedule IV and the amount of mortgage notes receivable, net as disclosed on the Company’s consolidated balance sheet as of December 31, 2014 is the approximately $0.3 million in net unamortized closing fees received upon origination of two of the mortgage loans. The Company has netted these closing fees with the outstanding mortgage loan balance in accordance with the Financial Accounting Standards Board Accounting Standards Codification 310-20-45-1, which states, “The unamortized balance of loan origination, commitment, and other fees and costs and purchase premiums and discounts that is being recognized as an adjustment of yield pursuant to this Subtopic shall be reported on the entity’s balance sheet as part of the loan balance to which it relates.”

In addition, in response to the Staff’s comment, the Company has added footnote 4 to Schedule IV that clarifies that the carrying amounts presented represent the contractual amounts due under the mortgage loans as of the date of the schedule and also discloses the aggregate cost of the Company’s mortgage notes receivable for Federal income tax purposes.

Supplemental Information regarding Significant Tenant and Financial Statement Requirements

I.	Background regarding Pending Acquisition of Texas SNF Portfolio

As disclosed in Amendment No. 4, the Company entered into a definitive agreement to acquire a portfolio of ten skilled nursing facilities (the “Texas SNF Portfolio”) for an aggregate gross purchase price of $145.0 million. The facilities and the operations of the Texas SNF Portfolio currently are owned by two related individuals who have no relationship or affiliation with the Company (the “Current Owner”). Each facility in the Texas SNF Portfolio is held by a special purpose limited liability company or S corporation of the Current Owner (collectively, the “PropCos”), and the PropCos lease each facility to other limited liability companies and S corporations of the Current Owner, which operate the facilities (collectively, the “OpCos”). The only business of the PropCos is the ownership of the Texas SNF Portfolio and the leasing of those facilities to the OpCos, and the only business of the OpCos is the operation of the facilities in the Texas SNF Portfolio.

GruenePointe Holdings, LLC (“GruenePointe”) was formed in 2014 as a limited liability company focused on acquiring and developing skilled nursing facilities, but has had limited operations to date. Concurrently with the closing of the Company’s acquisition of the Texas SNF Portfolio, the OpCos will transfer all of the existing operations of the facilities in the Texas SNF Portfolio to wholly owned subsidiaries of GruenePointe, and the Company will lease all of the facilities to these wholly owned subsidiaries of GruenePointe pursuant to a 15-year triple-net master lease agreement, with the tenants responsible for all costs of the facilities, including taxes, utilities, insurance, maintenance and capital improvements (the “Master Lease”). The Master Lease will be unconditionally guaranteed by GruenePointe. In addition, an affiliate of OnPointe Health, LLC, which is one of the owners of GruenePointe and will manage the operations of the facilities in the Texas SNF Portfolio, will provide a limited guarantee of the Master Lease in an amount up to one year of its management fee for the Texas SNF Portfolio (approximately $2.1 million). Certain members of GruenePointe also will provide a limited guarantee of the Master Lease in the aggregate amount of up to $6.0 million.

II.	Financial Statements of Significant Lessee/Guarantor

Section 2340 of the Division of Corporation Finance Financial Reporting Manual (the “Financial Reporting Manual”) states that a registrant should generally include full audited financial statements of a tenant or related guarantor of a lease when the registrant has triple net leased one or more real estate properties to a single lessee/tenant (including in the capacity as co-lessee or guarantor), and such properties represent in excess of 20% of the registrant’s assets.

The Company expects that the Master Lease for the Texas SNF Portfolio will represent more than 20% of the total cost of the Company’s existing properties and properties identified as probable future acquisitions at the time the Company distributes the prospectus to potential investors, and thus will represent a significant asset concentration. GruenePointe will provide an unconditional guarantee of the Master Lease and, as a result, will be the Company’s primary credit risk related to this asset concentration; however, because GruenePointe is a recently formed entity with no significant prior operations, GruenePointe does not have historical financial statements to include in the Registration Statement. As a result, to satisfy the requirements of Section 2340 of the Financial Reporting Manual, the Company intends to include the audited combined financial statements of the OpCos for the years ended December 31, 2014 and 2013, as well as the combined financial statements of the OpCos for the most recent interim period, in the next submission or filing of the Registration Statement with the Commission. The Company believes that the combined financial statements of the OpCos will provide potential investors with the best available information in order to evaluate the risk to the Company from the asset concentration represented by the Texas SNF Portfolio because GruenePointe will succeed to substantially all of the business of the OpCos and GruenePointe’s own operations before such succession are insignificant relative to the assumed operations of the OpCos.

The Company respectfully requests that the Staff confirm that the inclusion of the combined financial statements of the OpCos will satisfy the requirements of Section 2340 of the Financial Reporting Manual with respect to the significant asset concentration represented by the Texas SNF Portfolio.

The Company respectfully believes that the proposed modifications to Amendment No. 3 made in Amendment No. 4, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (202) 887-1554.

Sincerely,

/s/ David P. Slotkin
David P. Slotkin

cc:	John W. McRoberts
William C. Harlan Jeffery C. Walraven
MedEquities Realty Trust, Inc.
Jay L. Bernstein
Jacob A. Farquharson
Clifford Chance US LLP
Andrew P. Campbell
Morrison & Foerster LLP

4